SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte - MG, Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Tele Norte Celular Participações S.A.
Belo Horizonte - MG

1.	We have performed a review of the accounting information presented in the Quarterly Information (company and consolidated) of Tele Norte Celular Participações S.A. (“Company”) for the quarter ended March 31, 2008consisting of the balance sheet, the related statement of income, the performance report, and the notes to the Quarterly Information, all prepared under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.	Based on our review, we are not aware of any material modifications that should be made to the aforementioned accounting information presented in the Quarterly Information for them to be in conformity with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information, including CVM Instruction No. 469/08.

4.	As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted and it is effective for fiscal years beginning on or after January 1, 2008. This Law altered, revoked and added new provisions to Law No. 6,404/76 (Brazilian Corporate Law) and introduced changes in Brazilian accounting practices. Although this Law has already become effective, some changes introduced by it are subject to regulation by regulatory agencies before being applied by companies. Accordingly, during this transition phase, CVM, through Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the Quarterly Information. Thus, the accounting information presented in the Quarterly Information for the quarter ended March 31, 2008 have been prepared in conformity with specific instructions of CVM and do not include all changes in accounting practices introduced by Law No. 11,638/07.

5.	The accompanying Quarterly Information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, May 13, 2008

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2008

Scope

This performance report comprises the accounts of Tele Norte Celular Participações S.A., corresponding to the periods of 01/01/08 to 03/31/08, comparing them with previous quarters and with the same period of the previous year. Sums are subject to rounding differences.

Statement of income

The comments on economic and financial performance are based on the model statement of income shown below: (non accounting figures not reviewed by independent accountants).

		(R$ thousand)

Income Statement	1Q07	4Q07	1Q08

Service Revenues - Gross	191,604	218,204	272,706
Equipment Revenues - Gross	9,970	6,035	3,498

Total Revenues - GROSS	201,574	224,239	276,204

Service Revenues - Net	108,447	126,857	111,679
Equipment Revenues - Net	6,992	4,602	2,442

Total Revenues - NET	115,439	131,459	114,121

Costs & Operating Expenses
Cost of Services	46,931	50,640	47,419
Cost of Equipment	7,758	8,015	4,549
Selling & Marketing Expenses	23,318	20,222	22,074
Bad Debt Expense	3,330	4,247	4,414
General & Administrative Expenses	8,718	9,029	11,918
Other Operating Expenses (income)	(3,012)	(21,722)	(14,209)

EBITDA	28,396	61,028	37,956

Margin (% total net revenues)	24.6%	46.4%	33.3%
Depreciation & Amortization	28,176	27,647	26,432

EBIT	220	33,381	11,524

Financial Expenses	18,929	12,196	10,440
Financial Revenues	(2,808)	(3,461)	(1,989)
Foreign Exchange Loss (gain)	(8,559)	(5,839)	(2,222)
Others	14	1,622	(49)

Net Income Before Taxes & Mino. Inter.	(7,356)	28,863	5,344

Taxes	0	0	314
Minority Interest	(1,763)	7,251	1,321

Net Income (Loss)	(5,593)	21,612	3,709

Margin (% total net revenues)	-5.2%	17.0%	3.3%
Number of Shares	335,084,155,357	6,701,682	6,701,682
Earnings (losses) per share *	(0.017)	3.225	0.553
Earnings (losses) per ADR	(0.835)	3.225	0.553

* On 1Q07 - earnings per thousand shares

Operating performance

Client base (not reviewed by independent accountants)

The Company’s client base totaled 1,405 thousand in the first quarter of 2008, in line with the 4Q07 (-0.8%) and 11.9% higher than the 1Q07. In march/08, prepaid segment reached 1,197 thousand clients, an increase of 15.5% over the 1Q07 and a slight decrease (-0.6%) over December/07, representing 85% of the total base.

Market share was estimated at 18.8% in the 1Q08 compared to the 20.3% registered in the previous quarter and 22.3% in the 1Q07. Gross sales share in the 1Q08 was estimated at 21.3%, 1.4 p.p. and 4.9 p.p. lower than the 4Q07 and 1Q07, respectively.

Churn Rate (not reviewed by independent accountants)

Blended annualized churn rate reached 65.3% higher than the 35.2% and 35.9% recorded in the 4Q07 and 1Q07, respectively. This increase is a result of higher prepaid churn rate associated to changes in the client disconnection policy during the year 2007.

Operating Revenues

Net revenues totaled R$114.1 million in the 1Q08, 1.1% and 13.2% lower than 1Q07 and 4Q07, respectively. The annual reduction is due to lower equipment revenues (-65%).

In service revenues, annual growth (+2.98%) occurred despite of lower blended ARPU, which reached R$26.0, representing a R$2.4 reduction during the period. When compared to the R$30.4 registered in the 4Q07, blended ARPU was reduced by R$4.4.

Operating costs and expenses

Cost of services totaled R$47.4 million in the 1Q08, 6.4% lower than the previous quarter. This reduction is related to lower Fistel expenses (reduced client base growth). When compared to the 1Q07, cost of services increased by R$0.5 million.

Selling and marketing expenses in the 1Q08 totaled R$22.1 million, 9.2% higher than the 4Q07, mainly due to higher personnel expenses. When compared to the 1Q07, selling and marketing expenses were reduced by 5.3% as a result of the closure of the Belém call center in the 1Q07, partially offset by the inventory adjustment to its market value.

General and administrative expenses totaled R$11.9 million in the 1Q08, 32.0% higher than the 4Q07, as a result of higher consulting expenses and provision for contingencies. When compared to the 1Q07, general and administrative expenses increased by R$3.2 million, due to higher personnel and consulting expenses.

Bad debt provisions totaled R$4.4 million in the 1Q08, slightly higher than the R$4.2 million recorded in the 4Q07 and R$1.1 million higher than the 1Q07 as a result of a slight deterioration in client credit profile.

Client acquisition cost reached R$94 in the 1Q08, 27.7% lower than R$130 recorded in the 4Q07, as a consequence of lower marketing expenses and subsidies. When compared to the first quarter of 2007, client acquisition cost decreased by R$46 due to lower promotional discounts and higher gross activation volume.

Retention costs reached R$12.2 million in the 1Q08, in line with the previous quarter and 18.1% lower than the R$14.9 million registered in the 1Q07. This reduction was a consequence of lower personnel expenses related to the closure of the Belem call center in the first quarter of 2007.

EBITDA (not reviewed by independent accountants)

In the 1Q08, EBITDA reached 38.0 million, 37.8% lower than 4Q07 and 33.7% higher than 1Q07. In the quarter, EBITDA margin reached 33.3% over total net revenues, an increase of 8.7 p.p. when compared to the 1Q07, but lower than the previous quarter (-13.2 p.p.). It’s worth mentioning that, in the 4Q07, EBITDA was positively impacted by the R$26.6 million ICMS reversal provision in the state of Pará. Without such impact EBITDA margin would have been 26.2%.

Depreciation and amortization

In the 1Q08, depreciation and amortization expenses totaled R$26.4 million, 4.4% and 6.2% lower than 4Q07 and 1Q07, respectively, as a result of the end of depreciation on some network items in fixed assets.

Net financial expense

Net Financial Expenses

1 – Financial Result

	R$ million

	1Q07	4Q07	1Q08

Interest Expenses (a)	(18.9)	(12.2)	(10.4)
Interest Income (b)	2.8	3.5	2.0
Foreign Exchange Gain (Loss) (c)	8.5	5.8	2.2
Net Financial Income (Expense)	(7.6)	(2.9)	(6.2)

Note: a) Interest Expenses: include financial expenses related to debt, loss in hedge operations (if any), and taxes on financial operations; b) Interest Income: include results of cash investments and gains from hedge operations (if any); and, c) Gain (Loss) from Exchange Variation: reflects almost exclusively the currency appreciation/weakening and the interest on debt denominated in foreign currency.

Net income

Net income in the 1Q08 totaled R$3.7 million (R$0.553 per share), reverting the loss observed on the same period of previous 2007 year and R$17.9 million lower than the 4Q07, when a non-recurrent ICMS reversal (R$26.6 million) was registered, as mentioned above.

Total debt

At the end of 1Q08, total debt reached R$149.9 million, of which 100% was denominated in US dollars. The entire debt denominated in foreign currency was hedged.

The Company’s net debt in the 1Q08 reached 172.6 million, 1.1x accumulated EBITDA for the last 12 months. Although debt was partially offset by cash (cash equivalents and short-term cash investments) in the amount of R$28.9 million, it was impacted by accounts payable from hedge operations in the amount of R$51.6 million.

Investments

During the first quarter of 2008, Amazônia Celular’s capital expenditures reached R$4.3 million. The breakdown of such investments follows:

CAPEX (R$ million)	1Q07	4Q07	1Q08

Network	2.5	19.6	1.0
IT	0.1	0.5	2.0
Others	0.7	1.8	1.3
T O T A L	3.3	21.9	4.3

*****************************

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

**************

OPERATIONAL DATA
(not reviewed by independent accountants)

Operational Data	1Q07	4Q07	1Q08

Licensed Pops (in million)	17.6	17.6	18.0

Clients	1,256,134	1,416,620	1,405,149

Postpaid	219,614	212,553	208,453
Prepaid	1,036,520	1,204,067	1,196,696

Market Share	22.3%	20.3%	18.8%

Annualized churn rate	35.9%	35.2%	65.3%

Other Information

Universalization
Number of locations served	212	213	213
Number of cell sites	693	706	704
Number of switches	14	18	18
Headcount	374	419	400

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	March 31, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29
4 - NIRE (Corporate Registry ID) 53.300.005.761

01.02 - HEADQUARTERS

1 – ADDRESS Rua Levindo Lopes, 258 - 8th floor			2 - DISTRICT Funcionários
3 - ZIP CODE 30140-170	4 – CITY Belo Horizonte			5 - STATE MG
6 - AREA CODE 31	7 - TELEPHONE 9933-3077	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 31	12 - FAX 9933-3152	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Luiz Magalhães Salazar
2 - ADDRESS Rua Humberto de Campos, 425			3 - DISTRICT Leblon
4 - ZIP CODE 22430-190	5 - CITY Rio de Janeiro		6 - STATE RJ
7 - AREA CODE 21	8 - TELEPHONE 3131-1123	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 21	13 - FAX 3131-1123	14 - FAX -	15 - FAX -
16 - E-MAIL jls@oi.net.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 373.525.127-72

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 03/31/2008	2 - PREVIOUS QUARTER 12/31/2007	3 - SAME QUARTER, PREVIOUS YEAR 03/31/2007
Paid-up Capital
1 – Common	2,493	2,493	124,623,842
2 – Preferred	4,209	4,209	210,460,313
3 – Total	6,702	6,702	335,084,155
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY Cellular Mobile Telephone
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	03/28/2008	Dividend	04/14/2008	Preferred	0.7596700000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 04/24/2008	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1	Total Assets	117,427	113,403
1.01	Current Assets	15,139	15,527
1.01.01	Cash and Cash Equivalents	14,199	14,979
1.01.01.01	Cash and Cash Equivalents	35	115
1.01.01.02	Short Term Investments	14,164	14,864
1.01.02	Credits	0	0
1.01.02.01	Customers	0	0
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	940	548
1.02	Non-current assets	102,288	97,876
1.02.01	Long Term Receivables	3,242	2,786
1.02.01.01	Miscellaneous Credits	2,689	2,591
1.02.01.01.01	PIS and COFINS Recoverable – Law 9718/98	1,533	1,515
1.02.01.01.02	Income Tax and Social Contribution Recoverable	1,156	1,076
1.02.01.01.03	Other Taxes Recoverable	0	0
1.02.01.02	Credits with Related Parties	497	138
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	497	138
1.02.01.03	Others	56	57
1.02.02	Permanent Assets	99,046	95,090
1.02.02.01	Investments	99,046	95,090
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	99,046	95,090
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
2	Total Liabilities	117,427	113,403
2.01	Current Liabilities	25,564	25,215
2.01.01	Loans and Financing	4,917	4,980
2.01.02	Debentures	0	0
2.01.03	Suppliers	550	341
2.01.04	Taxes, Charges and Contributions	0	0
2.01.05	Dividends Payable	3,297	3,297
2.01.06	Provisions	24	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	16,776	16,597
2.01.08.01	Accounts Payable and other provisions	24	25
2.01.08.02	Accounts Payable – hedge operations	2,791	2,516
2.01.08.03	Reverse Share Split	13,947	14,041
2.01.08.04	Other Liabilities	14	15
2.02	Non-current assets	25	59
2.02.01	Long Term Liabilities	25	59
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	25	59
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	0	0
2.02.01.06.01	Accounts Payable – Hedge Operations	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	91,838	88,129
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,827	3,118
2.04.06	Advance for Future Capital Increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 – 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	06 – 01/01/2007 to 3/ 31/2007
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	3,709	3,709	(5,593)	(5,593)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(514)	(514)	(198)	(198)
3.06.03	Financial	267	267	(117)	(117)
3.06.03.01	Financial Income	492	492	140	140
3.06.03.02	Financial Expenses	(225)	(225)	(257)	(257)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	3,956	3,956	(5,278)	(5,278)
3.07	Operating Income	3,709	3,709	(5,593)	(5,593)
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxes/Profit Sharing	3,709	3,709	(5,593)	(5,593)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 – 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	06 – 01/01/2007 to 3/ 31/2007
3.15	Net Income/Loss for the Period	3,709	3,709	(5,593)	(5,593)
	NUMBER OF SHARES, EX-TREASURY (in thousands)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE	0.55342	0.55342
	LOSS PER SHARE			(0.00002)	(0.00002)

04.01 - NOTES TO THE FINANCIAL STATEMENTS

1 Operations

(a) Tele Norte Celular Participações S.A. (the “Company”) is a publicly-held corporation, operating as holding of Amazonia Celular S.A. Its equity interest in the operating subsidiary on March 31, 2008 and December 31, 2007 was 89.78% of voting capital and 74.96% of the total capital.

The Company’s subsidiary holds five authorizations to provide cellular mobile services and all the activities necessary or useful to carry out these services, in conformity with the aforementioned authorizations in the States of Amapá, Amazonas, Maranhão and Roraima.

The services offered and the rates charged by the Subsidiary are regulated by the National Telecommunications Agency -ANATEL, the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

On February 19, 2004, the Subsidiary and ANATEL signed Authorization Instruments for migration to the Personal Mobile Service (SMP), which took effect as from the publication of Act 42,671 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the Subsidiary are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Maturity

Region 1 - radio frequencies of 800 MHz, 900 MHz and 1800 MHz
Sector 13 - Maranhão	April, 2009
Sector 14 - Pará	March, 2009
Sector 15 - Amapá	May, 2009
Sector 16 - Amazonas	August, 2009
Sector 17 - Roraima	July, 2009

The radio frequency authorizations may be renewed for an additional 15-year term, and the extensions are granted on a remunerated basis. On August 16, 2006, the Subsidiary filed in ANATEL a request to obtain the extension of the right to use the radio frequencies associated to the authorization instrument of the personal mobile service. The request for extension is under analysis by ANATEL.

(b) The Subsidiary has been presenting negative net working capital. In view of that, the Subsidiary’s management has implemented several actions with the purpose of improving its financial efficiency trying to enhance its services revenue and to reduce costs and expenses, as a means of ensuring the improvement in operating margin of the Subsidiary.

In February, 2007 the Call Centers of Amazônia Celular S.A. and of the related company on March 31, 2008, Telemig Celular S.A., were integrated and started to operate uniquely in Belo Horizonte (Telemig Celular’s Head Office). This measure follows a trend in the national market, where the carriers seek to concentrate their call centers in large Relationship Centers, providing standardization and scale economy. As a result of this integration, the Company’s headcount was reduced in approximately 370 employees.

On October 2007, the Subsidiary launched Poupo product, a telephone that may be used at home, at work or anywhere that has a power outlet, at no cost, without need of a specialized technical visit or specific telephone inlet and with competitive fares as compared to the fixed telephony carriers.

Additionally, the Subsidiary has been reassessing its investment needs with the purpose to maintain its financial balance. The results of these actions have made possible the obtaining of resources with financial institutions and the extension of maturity dates of its loans and financing. In March, 2007 the Subsidiary obtained a loan with Banco ABN AMRO Real in the amount of US$48.6 million. In the third quarter 2007, at its own discretion, the Subsidiary anticipated the settlement of a portion of the principal amount of the loan obtained with Banco ABN AMRO Real in the amount of US$5.8 million.

In the second quarter 2007, the Subsidiary, also at its own discretion, performed the early settlement of the financings obtained with Unibanco/NIB and Unibanco/Nordea.

Consequently, the Subsidiary has managed to reduce its net debt and improve its operating results.

The Subsidiary’s Management believes that the cash flow from operations, together with new loans and financing to be obtained with the financial institutions and capital markets, will allow the Subsidiary to meet its financial and operating commitments along with upcoming years.

(c) On March 7, 2007 the Management Council of the National Telecommunications Agency - ANATEL approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the Personal Mobile Service (SMP) to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, from the publishing of the General Regulation of Portability in the Federal Official Gazette, occurred on March 21, 2007.

The Subsidiary has already contracted network and Information Technology solutions, as well as reviewed all operating processes needed to the introduction of the portability in August, 2008.

(d) On August 2, 2007 Telpart Participações S.A. (“Telpart”), the Company’s controlling entity, entered into a Stock Purchase Agreement with Vivo Participações S.A. (“Vivo”), which objective is the alienation of the total of the equity interest of Telpart in the Company’s capital stock and of Telemig Celular Participações S.A. (related company on March 31, 2008).

Vivo Participações S.A. is the controlling shareholder of Vivo S.A., cellular mobile service and personal mobile service operator, in the areas 7 and 8 of Regions I and II, in the area 7 of region II and of the SMP, in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2).

The execution of the Stock Purchase Agreement was approved in Telpart’s Board Meeting held on August 2, 2007 and albo by shareholders representing 99% of the total capital stock of Telpart’s controlling entity – Newtel Participações S.A. (“Newtel”) in a previous meeting held on August 2, 2007, under the provisions of the Newtel’s Shareholders Agreement.

Thereafter, the alienation of the equity interest was approved in an Extraordinary Shareholders’ Meeting of Telpart held on August 21, 2007 which, accordingly, confirmed the Stock Purchase Agreement.

The transfer of the control of Telemig Celular Participações S.A. was approved by the Management Council of ANATEL on October 23, 2007. The stock purchase agreement set forth the joint acquisition of the shares of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar Norte Leste S.A. aiming at selling the shares of Tele Norte Celular Participações S.A. which Telpart committed to sell to Vivo under the terms of the stock purchase agreement dated August 2, 2007.

The transfer of the control of Tele Norte Celular Participações S.A. was approved by the Director Council of ANATEL in a previous consent held on March 04, 2008.

On April 3, 2008, the transfer of the control of Tele Norte Celular Participações S.A. (and, indirectly, of Amazonia Celular S.A.) to Vivo ParticpaçõesS.A., as well as of the Telemig Celular Participações S.A. (and indirectly of Telemig Celular S.A.) under the terms of the Stock Purchase Agreement entered into between Vivo and Telpart, having met all conditions set forth by the contract the price has been paid.
At the same date, the transfer of the control of Tele Norte Celular Participações S.A. (and, indirectly, Amazonia Celular S.A.) to Telemar Norte Leste S.A. became effective under the terms of the Stock Purchase Agreement entered into Vivo and Telemar Norte Leste S.A..

In Extraordinary Shareholders’ Meeting held on April 03, 2008 at Tele Norte Celular Participações S.A. and Amazonia Celular S.A. the board of directors members indicated by Telemar Norte Leste S.A. were elected in both Companies and the resignations presented by the fiscal council members were accepted. At the same date, the first meetings of the new board of director were held, when the new executive boards of the Company and the Subsidiary have been assigned. In meeting held on May 05, 2008, new fiscal council members of the Company and Subsidiary have been assigned.

The transaction will also be submitted to the Administrative Council of the Economic Law – CADE, under the provisions of the applicable legislation.

(e) On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, service suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation has become effective since February 13, 2008.

2 Significant Accounting Practices (Holding and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the Holding, Tele Norte Celular Participações S.A., of its direct subsidiary Amazônia Celular S.A. and the special purpose entities mentioned in Note 19, proportionally to their interest in these entities. The consolidation process of the equity accounts and results related to the sum of the Companies’ balances of assets, liabilities, revenues and expenses accounts, according to the nature of each balance, plus disposal of (i) interest in capital, reserves and accrued revenues kept among the Companies; (ii) current accounts balances and other balances comprising the assets and/or liabilities, kept among the Companies; and (iii) identification of the minority shareholders.

In the preparation of quarterly information it is necessary to use estimates to account for certain assets, liabilities and other transactions. The Company’s quarterly information includes, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

The referred quarterly information is presented in thousands of reais, except as otherwise indicated.

(b) Change to the Brazilian Corporate Law, effective as of January, 2008

In December 28, 2007 Law Nr. 11638 was enacted, which modifies the provisions of the Corporations Law - Law nr. 6404/76. The referred law sets forth several changes about the preparation of financial statements, aiming at alignment with the accounting standards generally accepted in the international capital markets and allows the Brazilian Securities and Exchange Commission (CVM) to issue norms to the publicly traded corporations. The main changes introduced by the Law are applicable as of 2008 and refer to: (i) replacement of the statements of changes in financial position by the statements of cash flows; (ii) obligation of the preparation of statement of value added ; (iii) possibility to include the tax recording into the accounting booking, with segregation between the accounting and tax statements; (iv) creation of the sub-group valuation adjustments to shareholders’ equity , in the Shareholders’ Equity section; (v) establishment of the evaluation and classification criteria for the financial instruments; (vi) obligation of perform impairment evaluation of the non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; (ix) obligation of recording the new assets at fair market value, in case of mergers, acquisitions or spin-offs.and (x) introduction of the present value adjustment for the long term assets and liabilities operations and for the significant short term operations.

The Company already adopts the disclosure of the statements of cash flows, on its end of year financial statements and the segregation of intangibles in the fixed assets section.

On May 02, 2008, the Brazilian Securities and Exchange Commission – CVM issued the Instruction nr. 469 which provides for the application of Law nr. 11638/07. This instruction, among other aspects, confirms the position of the referred entity that it is optional the full application of Law 11638/07 to the quarterly financial information, however, the companies that elect for its not application should disclose in explanatory note, the changes that might impact the year-end financial statements. Additionally, the Instruction CVM nr. 469 required immediate application of some provisions, among which: (i) the mandatory disclosure of information about stock-based compensation; (ii) the mandatory adjustments to present value for long term assets and liabilities transactions and for relevant short term transactions, and (v) the change to the affiliate evaluating parameters to the equity method of accounting.

The Company assessed the impacts of the provisions of immediate and mandatory application of the Instruction CVM nr. 469 and, except for the disclosure of information about the stock-based compensation that is under Note 17 to these quarterly financial information, the application of the referred Instruction has not generated material impacts to the income statement of the period, to shareholders’ equity or to the Company’s disclosures.

Still in compliance to Instruction CVM nr. 469, the Company assessed the impacts of the changes provided by Law 11,638, the Company, at this moment, believes that the following items may be of certain relevance to its financial statements: (i) the preparation of statement of value added in its annual financial statements; (ii) the accounting treatment to be given to the deferred assets presented in non current assets of this quarterly information and (iii) the recognition of fair value of certain financial instruments, disclosed in comparison to the accounting values in Note 19 to this quarterly information.

With regards to the other changes not yet introduced, the Company’s management understands it depends on the regulations to be issued by the competent entities to estimate the effects resulting of the referred Law and, in its assessment, based on the currently existing local and international pronouncements, the effects would not be relevant to its financial statements.

(c) Cash and cash equivalents and Short Term Investments

Mainly comprised by highly liquid temporary investments which original maturity dates is no later than 90 days . The other investments are stated at cost, plus income earned up to the balance sheet date.

Short-term investments are represented by investments in an exclusive investment fund, with original maturity in excess to 90 days. The investments are shown at the value of the unit of the fund on the date of the balance sheet, and the portfolio of the exclusive fund is recorded at its realization value.

(d) Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the Subsidiary’s operations network by subscribers from other telecommunications carriers.

(e) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record the Subsidiary’s allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(f) Inventories

Mainly comprised by mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the realization value.

(g) Investment in subsidiary

Evaluated at the equity method of accounting, calculated on the result of the year and other equity variations of the Subsidiary.

(h) Property, plant and equipment and Intangible

Property, plant and equipment and Intangibles are stated at acquisition and/or construction cost, less accumulated depreciation / amortization. Depreciation and Amortization is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

The Subsidiary reviews the recovery value of property, plant and equipment and intangibles by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value.

When this occurs, the Subsidiary reduces the net book value to the recovery value. No provision was deemed necessary on March 31, 2008 and December 31, 2007.

Interests and financial charges on loans and financing obtained for investment in construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first quarter of 2008 and 2007, no interests and financial charges were capitalized.

(i) Other assets

Other current assets and non current assets are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(j) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses are immediately recognized in the current year’s results.

(k) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the estimated amount of realization of the tax benefit of goodwill acquired from the Holding, through a process of restructuring, the tax losses, and the negative basis of social contribution and temporary differences arising mainly from allowance for doubtful accounts, provisions for contingencies and provision for accounts payable – hedge operations, provision for accounts payable and provision for profit sharing, as shown in Note 4.

As required by CVM Instruction 371/2002, the Company and its Subsidiary carry out technical feasibility study regarding the future realization of the deferred tax assets, considering the possible capacity of taxable income generation. These studies are performed yearly and, when necessary, the Company and the subsidiary record a loss provision for the installment of deferred social contribution and income tax realizable after the ten-year term allowed by the aforementioned Instruction. These studies are approved by the management bodies of the Companies.

(l) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors and of management, to cover probable losses and legal obligations of the Company and its Subsidiary resulting from tax, civil and labor claims, as required by CVM Instruction n°. 489/2005.

(m) Other liabilities

Other current and non current liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(n) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the rate prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively provided or when the credits expire. The free minutes resulting from the reload promotions are deferred at the moment of their concession and recognized to income statements simultaneously as gross service revenues and deductions of service revenues when they are effectively used by the client. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or dealer.

(o) Pension plan

The Subsidiary participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution n°. 371/2000.

(p) Employees’ profit sharing

The Company and the Subsidiary record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

3 Transactions with related parties

		Holding		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Assets
Current Assets – Accounts receivable
Telemig Celular S.A.	-	-	20	27
Brasil Telecom S.A.	-	-	2,345	2,182

	-	-	2,365	2,209

Non-Current Assets - Long-term
Receivables
Amazônia Celular S.A.	497	138	-	-

Liabilities

Current Liabilities – Accounts Payable
Telemig Celular S.A.	-	-	11	3
Brasil Telecom S.A.	-	-	1,628	2,229

	-	-	1,639	2,232

Long-term Liabilities
Amazonia Celular S.A.	-	-	-	-
Telemig Celular S.A.	25	59	20,443	23,179
Telemig Celular Participações S.A.	-	-	2,953	2,897

	25	59	23,396	26,076

	03.31.08	03.31.07	03.31.08	03.31.07

Accumulated Results

Service revenue
Telemig Celular S.A.	-	-	152	177
Brasil Telecom S.A.	-	-	1,826	2,312

	-	-	1,978	2,489

Revenue (expenses) from sharing of
resources
Amazônia Celular S.A.	726	470	-	-
Telemig Celular S.A.	(86)	(76)	(7,206)	(4,036)
Telemig Celular Participações S.A.	-	-	-	(473)

	640	394	(7,206)	(4,509)

The Company carries out transactions with its Subsidiary and other related parties concerning certain services, described below. Related-party transactions are carried out under conditions agreed among parties, which, in Management’s understanding, are in market conditions.

Despite the transfer of the control mentioned in Note 1 (d), on March 31, 2008 the companies Telemig Celular Participações S.A. and its Subsidiary Telemig Celular S.A. had the same controlling shareholder, for such reason they were maintained as related parties for purposes of this quarterly information.

(a) Roaming agreements

The Subsidiary is a member of the Brazilian roaming committee of mobile operators, which includes the subsidiary of the related company on March 31, 2008, Telemig Celular Participações S.A. (Telemig Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, the Subsidiary, Telemig Celular S.A. and other mobile operators facilitate roaming to their respective subscribers.

Accounts receivable and payable, as well as service revenues with Telemig Celular S.A., refer to the pass-through of the additional call and transfer of the operators in roaming mode.

(b) Cost sharing

On March 20, 2003, Tele Norte Celular Participações S.A., its Subsidiary (Amazonia Celular S.A.) and the related companies on March 31, 2008, Telemig Celular Participações S.A. and Telemig Celular S.A., entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

The balances recorded in long-term receivables and long-term liabilities are exclusively related to the cost sharing and jointly-owned unit creation agreement mentioned above.

The balances are adjusted by the variation of the Interbank Deposit Certificate (CDI).

(c) Brasil Telecom S.A.

The Company and Brasil Telecom S.A. are considered related parties due to, on March 31, 2008, common shareholders in their control chain.

As from August 1, 2004, the Subsidiary started to offer the Carrier Selection Code (CSP) option to its customers that elect the Brasil Telecom S.A. Carrier Selection Code (“CSP”). Consequently, the customers of the Subsidiary started to use CSP in domestic (VC2 and VC3) and international long-distance calls from their mobiles, in accordance with the Personal Mobile Service (SMP) rules.

Accounts payable to Brasil Telecom S.A. refer to the pass-through of domestic and international long-distance calls made by the Subsidiary’s subscribers using the CSP of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of the Subsidiary’s network in such long-distance calls.

(d) Oi

In General Shareholders’ Meeting held on April 03, 2008 the shareholder control of the Company and indirectly of its Subsidiary was transferred to Telemar Norte Leste S.A. In consequnece of this change, as of this date, the companies of OI group started to be treated as related parties.

On March 31, 2008 the accounts payable to Oi and Telemar, which were classified in current liabilities referred to the pass-through of national and international long distance calls made by the Subsidiary’s subscribers using the CSP of Oi/Telemar, totaled R$3,005. The accounts receivable and the service revenues referred mainly to the revenues from interconnection for the use of the Subsidiary’s network in these long distance calls and infrastructure sharing totaled R$10,659 and R$19,805, respectively. These amounts were classified respectively in current assets and service revenues in the Subsidiary’s statements.

4 Income tax and social contribution

(a) Income Tax and Social Contribution Recoverable

		Holding		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Advances and Other Income Tax Recoverable Amounts	1,156	1,076	2,001	2,534
Advances and Other Social Contribution Recoverable
Amounts	-	-	122	19

	1,156	1,076	2,123	2,553
Less: Portion classified as long term	(1,156)	(1,076)	(1,156)	(1,076)

Portion classified as current	-	-	967	1,477

(b) Deferred income tax and social contribution - assets

Deferred income tax and social contribution assets have the following nature:

		Holding		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Deferred income tax and Social Contribution – Assets
Deferred Income Tax
Tax loss	31,889	31,013	46,205	46,178
Allowance for doubtful accounts	-	-	11,429	10,954
Provision for contingencies	-	-	37,199	35,641
Goodwill (CVM Instruction 349)	6,164	7,088	6,164	7,088
Provision for accounts payable – hedge operations	698	629	12,890	13,316
Provision for accounts payable	118	76	3,963	4,068
Provision for profit sharing	-	-	391	940
Other expenses	-	-	2,764	1,990

	38,869	38,806	121,005	120,175

Deferred social contribution
Negative calculation basis	11,480	11,165	22,335	22,147
Allowance for doubtful accounts	-	-	4,115	3,944
Provision for contingencies	-	-	2,780	2,772
Goodwill (CVM Instruction 349)	2,219	2,552	2,219	2,552
Provision for accounts payable – hedge operations	251	226	4,640	4,794
Provision for accounts payable	42	28	1,427	1,465
Provision for profit sharing	-	-	141	338
Other expenses	24	24	1,019	741

	14,016	13,995	38,676	38,753

Deferred Income Tax and Social Contribution –
Liabilities

Income Tax - Foreign Exchange Variation – Cash Basis	-	-	(7,158)	(6,724)

Social Cont. – Foreign Exchange Variation – Cash Basis	-	-	(2,577)	(2,422)

Total Deferred Income Tax and Social Contribution	52,885	52,801	149,946	149,782

Portion of Credits not recorded	(3,609)	(3,525)	(3,689)	(3,525)

Provision for loss	(49,276)	(49,276)	(64,126)	(64,126)

	-	-	82,131	82,131

The Subsidiary has 75% tax benefit reduction in the income tax generated in the ADA’s inventive areas – Amazon Development Areas – in the Units of Para, Amazonas and Roraima, for a period of 10 years counted from 2004. With regards to the Units of Amapa and Maranhao, the obtaining of the tax benefit is in phase of confirmation by the Federal Revenue Service.

In the fiscal year of 2007, the Subsidiary changed the tax regime on foreign exchange gains, from the accrual basis regime to cash regime. The deferred income tax and social contribution liabilities refer to the gains from foreign exchange variation calculated by the accrual regime not yet taxes.

Pursuant to CVM Instruction n°. 371/2002, at the end of 2007, the management of the Company and it’s Subsidiary prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of future taxable income generation by the Company and by the Subsidiary, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Board of Directors of the Company and Subsidiary on February 25, 2008 and examined by the Fiscal Council on February 26, 2008.

Through the referred technical study, on December 31, 2007, it was identified that a portion of the deferred income tax and social contribution balance of the Company, in the amount of R$49,276, and the Subsidiary, in the amount of R$14,850 will be realized beyond the ten-year horizon allowed by CVM Instruction 371/2002. Therefore, a provision for loss in the realization of these assets, in these amounts, was booked.

The studies will be revised up to the end of fiscal year 2008 and the results of such reviews will be reflected in the corresponding financial statements.

In the first quarter 2008 and during the year of 2007, in function of the inexistence of profitability history (generation of taxable income) by the Company, a credit of deferred income tax and social contribution was recorded only on the tax loss and negative basis generated by the goodwill amortization. The credit recorded equals to the amount of tax credit on the goodwill realized in the quarter, in such a way that the total balance of deferred income tax and social contribution assets has not been changed.

The tax credits on tax loss and negative basis generated by other operations and on temporary additions have not been recorded. On March 31, 2008, the unrecorded tax credits totaled R$3,689 (December 31, 2007 – R$3,525).

Despite the technical study prepared by the Subsidiary indicates that the taxable income in the 10 year period will be enough for the realization of the tax credit in the amount of R$89,354, Management decided, in observance to the CVM Instruction 371/2002, not review the additional reversal of the provision in the amount of R$7,223, in function of the inexistence of profitability history (generation of taxable income) in the past years by the Subsidiary.

The credits related to the provisions temporarily non deductible, mainly tax contingencies and allowance for doubtful accounts, will be realized to the extent the corresponding matters are concluded.

As mentioned in Note 1(b), Amazonia Celular S.A. management has been implementing several actions aiming at improving the Subsidiary’s operating margin. Management believes that the actions already implemented in 2007 together with other actions that will be implemented in 2008 will generate enough taxable income in the future by the Subsidiary

According to the projections made by Subsidiary’s management, long term deferred income tax and social contribution will be realized in the following years:

Year of Use	Consolidated

2010	2,500
2011	5,548
2012	7,616
2013	9,871
2014	12,967
2015 to 2017	43,629

Total (As of 03/31/2008)	82,131

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the Company’s and its Subsidiary’s future results.

In the consolidated financial statements prepared in accordance with the generally accepted accounting principles of the United States of America (“US GAAP”) for the year ended on December 31, 2006, the Company’s Management at that time, having in view the losses accumulated in the last years and considering the expectation of negative results in near future, decided, pursuant SFAS 109 – Accounting for Income Taxes, to record a provision for losses for the totality of the deferred asset (including the Company’s balances), notwithstanding the fact that the components of the deferred tax asset do not expire and that the projections of future results are more favorable as from the full depreciation of the TDMA equipment network and of the actions implemented by the Management mentioned above.

The USGAAP adjustments mentioned above will be reviewed for the preparation of the financial statements under those principles referring to the fiscal year of 2007. This review will be completed by the end of the second quarter of 2008.

(c) Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution in the quarter, shown in the results, are reconciled to their amounts at the nominal rate as below:

		Holding		Consolidated

	03.31.08	03.31.07	03.31.08	03.31.07

Income before income tax, social contribution
and profit sharing	3,709	(5,593)	5,344	(7,356)
(-) Equity accounting	(3,956)	5,278	-	-
Permanent additions (exclusions), net	-	-	(89)	1,173

Calculation basis	(247)	(315)	5,255	(6,183)

Income tax and social contribution (34%)	84	107	(1,787)	2,102
Income tax and social contribution on tax loss and
negative basis unrecorded	(84)	(107)	(179)	(2,102)
Supplement (Reversal) of previous year – income
tax and current social contribution	-	-	1,652	-

	-	-	(314)	-

5 Cash and Cash Equivalents and Short Term Investments

		Holding		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Cash and Cash Equivalents
Cash and Banks	35	115	972	4,265
Financial Investments – (original maturity less
than 90 days)	-	-	2,945	5,619

	35	115	3,917	9,884

Short Term Investment

Investment Fund	14,164	14,864	24,961	34,953

On March 31, 2008 and December 31, 2007, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds – FIC” (exclusive), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 19.

On March 31, 2008 and December 31, 2007, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities and also by private securities of prime financial institutions, also of high liquidity, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

With the consolidation of the Investment Fund, the balance of short term Investments would have the following break-down:

		Consolidated

	03.31.08	12.31.07

Fixed Income Securities – substantially Federal Public securities	24,961	34,953

As of March 31, 2008 and December 31, 2007 there was no guarantees, mortgages, pledges or other sureties granted in favor of the exclusive funds.

6 Accounts Receivable, net

		Consolidated

	03.31.08	12.31.07

Telecommunications services	107,177	110,014
Handsets and accessories sales	12,394	14,062

	119,571	124,076
Allowance for doubtful accounts	(44,597)	(42,780)

	74,974	81,296

The activity of the allowance for doubtful accounts may be summarized as below:

Consolidated

03.31.08

Beginning Balance	42,780
Provision complement in the quarter	4,914
Write-off of accounts due over 180 days and recoveries in the quarter	(3,097)

Ending balance	44,597

On March 31, 2008 and December 31, 2007, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service rules (SMP).

On March 31, 2008, the Subsidiary had overdue accounts receivable from telephone operators in the amount of approximately R$16,847 (December 31, 2007 – R$15,002), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by the Subsidiary in the amount of R$9,318 (December 31, 2007 – R$9,176), due to the lack of collection in portion of the referred overdue amounts. The Subsidiary’s management considers that the recovery of these overdue amounts is probable.

7 Inventories

		Consolidated

	03.31.08	12.31.07

Handsets and accessories	22,272	17,573
Provision for adjustment to market value	(11,056)	(7,852)

	11,216	9,721

8 PIS and COFINS Recoverable – Law 9,718/98 (long-term and short-term)

In the year of 2006, the Company and the Subsidiary were successful in the Federal Supreme Court legal action that questioned the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by paragraph 1, Article 3 of Law 9,718 of November 27, 1998.

Accordingly, considering that the decision is final and non appealable, the Company and the Subsidiary recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$1,343 and R$9,066, respectively.

The updated value of these credits on March 31, 2008 is R$1,533 in the Company and R$14,872 in the Subsidiary, totaling R$16,405 on a consolidated basis. The credits are recorded in the item “PIS and COFINS Recoverable – Law 9,718/98” in current assets of the Subsidiary and long term assets of the Company. The Company and the Subsidiary will perform the offset of the credits after their confirmation by the Federal Revenue Secretary.

9 ICMS recoverable – property, plant and equipment (long-term) - Consolidated

This refers to recoverable ICMS installments, to be offset as from April 2009 at the ratio of 1/48, relating to the credits arising from the acquisition of equipment for property, plant and equipment, in accordance with Complementary Law 102 of July 11, 2000. The balance on March 31, 2008 amounted to R$3,602 (December 31, 2007 – R$3,784).

10 Investment in Subsidiary

(a) The details of the equity interest in the Subsidiary Amazonia Celular S.A. are as follows:

		Holding

	03.31.08	12.31.07

Capital stock	231,431	231,431
Shareholders’ equity	132,136	126,858
Interest in capital stock	74.96%	74.96%
Interest in voting capital	89.78%	89.78%
Amount of shares held (in millions)
Preferred	2,374	2,374
Common	2,039	2,039

	03.31.08	03.31.07

Result for the period – accumulated	5,277	(7,041)
Equity Interest	74.96%	74.96%
Accumulated equity accounting from the result of subsidiaries	3,956	(5,278)
Items that are not charged to the subsidiary’s result	-	-

Total	3,956	(5,278)

(b) Investment activity in the quarter

03.31.08

Balance at the beginning of the period	95,090
Equity accounting	3,956

Balance at the end of the period	99,046

(c) Other information

The quarterly information of the Subsidiary was reviewed by the same independent auditors of the Holding.

11 Property, Plant and Equipment and Intangible (Consolidated)

		Consolidated

				03.31.08	12.31.07

	Annual
	depreciation/		Accumulated
	amortization	Cost	depreciation/	Net	Net
Property, Plant and Equipment	rate - %		amortization	amount	amount
Equipment and transmission means	12.5 to 20.0	448,053	375,519	72,534	74,413
Switching and control centers	12.5 to 20.0	249,659	170,938	78,721	83,029
Power supply equipment	20.0	30,094	25,897	4,197	4,641
Buildings	5.0	8,845	6,233	2,612	2,629
Towers and other support and protection
devices	10.0	39,508	25,000	14,508	15,308
Information technology equipment	20.0	19,618	17,335	2,283	2,494
Terminal equipment	20.0	7,613	4,489	3,124	2,728
Other assets	10.0 to 20.0	39,482	28,416	11,066	11,990

Total assets and facilities in service		842,872	653,827	189,045	197,232
Assets and facilities in progress (*)		27,791	-	27,790	39,047

Total Property, Plant and Equipment		870,663	653,827	216,835	236,279

Intangible
Software	20.0	128,683	98,998	29,685	33,195
Authorizations – Personal Mobile Service	21.1 to 22.8	14,067	10,555	3,512	4,298
Other	10.0 to 20.0	12,616	12,569	47	60

Total Intangibles in Service		155,366	122,122	33,244	37,553
Intangibles in progress (**)		2,002	-	2,002	297

Total Intangibles		157,368	122,122	35,246	37,850

(*) Refers mainly to equipment and means of transmission which installation by the vendor and/or acceptance by the Company have not been completed yet. The amounts include the civil works, towers, supports, protectors and equipment of electric energy necessary for the installation and operation of the equipment.

(**) Refers mainly to management application, billing and customer service software in development or implantation stage.

At the occasion of the technological migration process, management performed the evaluation of the recoverable amounts of TDMA network equipments through its future operations, based on the present value of future cash flows and concluded that no obsolescence reserve would be necessary. Substantially, all the assets of TDMA network will be totally depreciated up to the end of 2008.

On March 31, 2008, the Subsidiary had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the amount of R$2,571 (December 31, 2007 – R$2,807).

12 Suppliers (consolidated)

		Consolidated

	03.31.08	12.31.07

Material and service suppliers	54,406	59,609
Interconnection and amounts to transfer – SMP	23,038	24,085

	77,444	83,694

(a) Material and service suppliers

On March 31, 2008 and December 31, 2007, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

On March 31, 2008 the Subsidiary had outstanding payable amounts with other carriers totaling R$9,318 (December 31, 2007 – R$9,176), which are being negotiated (see Note 6).

13 Loans and Financing

On March 31, 2008 and December 31, 2007, the principal amount of loans and financing was as below:

		Consolidated

	03.31.08	12.31.07

ABN AMRO Real – Onlending 2770 – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.04%. Interest and principal are due on September, 2008.
	75,004	75,956

Unsecured Senior Notes – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 8.750%. Interests are payable semi-annually. Principal is repayable in January 2009.
	69,964	70,852

Unibanco - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 1%. Payment is in a single installment due on April 2008.
	4,917	4,980

	(149,885)	151,788
Less: short term installments	(149,885)	(80,936)

Long-term Portion	-	70,852

Interest on loans and financing in the amounts of R$1,278 and R$4,656 on March 31, 2008 and December 31, 2007, respectively, are shown in the account “Provisions” under current liabilities.

On March 26, 2008 the Subsidiary made the payment of interests accrued up to that date referring to the ABN AMRO Real loan. Upon this interest payment, the maturity of the principal amount was automatically extended to September, 2008 according to the provision of contractual clause.

The loan contracted with Unibanco was settled on April 07, 2008.

The Unsecured Senior Notes (“Notes”) funding program and the Loan and Financing Agreements obtained from ABN AMRO Real have restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, among others. The Notes have further restrictive clauses as to the compliance of certain limits, based substantially on balance sheet financial indicators and EBITDA (Earning before Interests, Taxes, Depreciation and Amortization). In case of non compliance of these clauses, the Notes may have their maturities accelerated.

On March 31, 2008 by all financial covenants of the ABN AMRO REAL loan and the Notes were complied with by Amazônia Celular S.A.

14 Provision for Contingencies

		Consolidated

	03.31.08	12.31.07

Tax contingencies	169,577	148,794
Civil and labor contingencies	4,942	4,691

	174,519	153,485

Court deposits	(144,203)	(122,971)

	30,316	30,514

(a) Tax contingencies

i. Tax on Sales and Services (ICMS) on monthly subscription, value added services and activation –

The management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and activation is illegal, since these are not deemed telecommunications services. The Subsidiary filed five judicial lawsuits, being one for each state where the Subsidiary operates, to discuss the legality of the ICMS assessment on services of monthly subscription, value added services and other five judicial lawsuits, also one for each state, to discuss the ICMS incidence on the amounts referred to activation.

Regarding the actions challenging the ICMS levied on activation fees, the legal actions filed in the States of Amazonas, Roraima, Amapá and Maranhão were favorable to the Subsidiary, and are final and non appealable. With regards to the State of Pará, the action is underway in the Court of Justice of this State.

With regards to the ICMS on subscription and value added services, in the State of Amapa, the processed has gone through final sentence in 2004. In the other states, the situation is as follows:

• State of Pará

On February 21, 2005, the Court of Justice of the State of Pará rendered a decision in favor of the Subsidiary. On April 18, 2005, the Court of Justice of the State of Pará issued an order authorizing the release of the judicial deposits, given that the decision became final and non appealable in view of expiration of the statute of limitation. Deposits in the amount of R$6,944 were released and the corresponding provision was reversed. However, the Decision was reissued and the State Attorney General filed an appeal, which was ruled to be timely. The Office of the State Attorney General filed another appeal, however, the Court of Justice of Para, by unanimous decision, judged the theme favorably to the Subsidiary.

In the year of 2006 and from January to November, 2007 in function of the appeal filed by the State Attorney’s Office, and while there was no final decision of the decision favorable to the Subsidiary, Management made the provision for this obligation.

On December 27, 2007, the Subsidiary and the State of Para entered into an agreement to settle the legal suit. At that date, the Para’s State Attorney General filet a petition of waiver of the judicial litigation and recognized the Subsidiary’s right in not paying ICMS on subscription fees and value added services. Therefore, in December, 2007 the Subsidiary made the reversal of the amounts provisioned for. The amount reversed in 2007, net of judicial deposits written-of in the amount of R$1,803, totaled R$30,557, being that R$5,253 were recorded as sales deductions, R$21,358 as administrative expenses and R$3,946 as financial expenses.

On March 31, 2008, the Subsidiary and the State of Para executed a new term of agreement, where the Para’s State Government recognized the right and authorized the Subsidiary to credit the amount of R$12,811, unduly paid in the period from 1998 to 2004 as ICMS on “Subscription Fees and Value-Added Services”. This credit was recorded in the Subsidiary’s balance sheet as ICMS Recoverable (current assets), in counterparty to other operating income in the statement of income.

• State of Amazonas

The Court of Justice of the State rendered a decision against the Subsidiary on June 18, 2003, against which the Subsidiary filed Special and Extraordinary appeals with the Higher Courts (Superior Court of Justice and Federal Supreme Court). The provision recorded on March 31, 2008 amounted to R$14,267 (December 31, 2007 - R$13,226), with corresponding judicial deposits in the same amount (December 31, 2007 - R$13,226).

Despite the opinion of the legal counsel of the Subsidiary that the chances of loss in this proceeding are possible, the Management understands it is a legal obligation, under the terms of Resolution CVM N° 489/2005.

• State of Roraima

In Roraima, the Superior Court of Justice rendered a decision in favor of the Subsidiary on December 14, 2004. The Office of the Attorney General of the State of Roraima filed a Motion for Clarification, which was denied by the Superior Court of Justice on April 7, 2005. The State Attorney General filed a Divergence Motion, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, they filed an Extraordinary Appeal with the Federal Supreme Court, or STF, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court, which is pending judgment. The Federal Supreme Court, on 09/21/2007 denied the continuity of the interlocutory appeal. On October 19, 2007 the State of Roraima filed a Regimental Appeal at the Federal Supreme Court against this decision.

On March 31, 2008, the provision for this obligation totaled R$13,551 (December 31, 2007 – R$13,187) with the judicial deposits corresponding to the same amount (December 31, 2007 – R$13,187).

Despite the opinion of the legal counsel of the Subsidiary that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM N° 489/2005.

• State of Maranhão

On August 6, 2002, the Court of Justice of Maranhão rendered a decision in favor of the Subsidiary. Accordingly, the judicial deposits were released in January 2003 and the provision was reversed in 2002. Despite the issuance, by the Court of Justice of the State of Maranhão, of the res judicata certificate, the Office of the Attorney General of the State Treasury filed an appeal with the Federal Supreme Court and with the Superior Court of Justice, which remanded the case to the Court of Justice of Maranhão for a new judgment. The Subsidiary filed a motion for clarification, which was denied by the Superior Court of Justice. On May 03, 2007, the process returned to new trial by the Maranhao’s Court of Justice.

On March 31, 2008 the provision for this obligation totaled R$23,648 (December 31, 2007 – R$24,068), without the corresponding judicial deposits.

Despite the opinion of the legal counsel of the Subsidiary that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM N° 489/2005.

ii. Telecommunications Inspection Fee - FISTEL

The Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Subsidiary, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI).

In the understanding of Management of the Subsidiary and its legal advisors, the chances of loss in these processes are possible. However, for being a legal obligation under the terms of the Resolution CVM N° 489/2005, the Subsidiary recorded a provision for this obligation. The provision recorded on March 31, 2008 was R$116,245 (December 31, 2007 - R$96,418), with corresponding court deposits in the same amount.

iii. Fund for Universalization of Telecommunication Services - FUST

Based on Article 6 of Law 9998/2000, which instituted the FUST, the subsidiary does not include in the calculation base for the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

On December 15, 2005 the ANATEL’s Management Board approved Compendium 7, which determines the inclusion of the mentioned revenues in the calculation base for FUST, with application retroactive to January 2001.

In the understanding of Management and of its legal counsel, the ANATEL Compendium 7 violates the principles of Law 9998/2000, as well as certain constitutional provisions. On January 2006 the mobile carriers filed a Writ of Mandamus with the purpose of protecting their legitimate rights of continuing to pay FUST without any broadening of the calculation base not provided by law.

On November 16, 2006 the Subsidiary received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, 2006, it received another 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006. On September 03, 2007 the Subsidiary received 12 additional Assessment Notices in the amount of R$1,069 related to FUST on the revenues from interconnection of 2002, being that the appeals to the assessments will be filed by the law firm retained.

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the 3rd Lower Court of the Federal District judged the action in favor of the Subsidiary, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed interlocutory appeal in Court which is still pending judgment.

On December 21, 2007, the Subsidiary received 36 more Assessment Notices in the amount of R$2,624 referring to FUST on interconnection revenues of the year 2002, being that appeals have already bee filed by the law firm retained.

Therefore, the FUST obligation on interconnection revenues has been suspended.

Additionally, In the understanding of Management and of its legal counsel, the chances of success in these proceedings are possible, both in the administrative and in the legal levels.

Therefore, no provision for this contingency has been recorded. On March 31, 2008 the total amount involved was R$11,951 (December 31, 2007 – R$11,939).

iv. Fund for Telecommunications Technological Development - FUNTTEL

Based on the provisions of Law 10,052/2000 and Decree . 3,737/2001, which instituted FUNTELL, the Subsidiary does not include in the calculation of its contribution, the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

The Ministry of Communications took advantage of the interpretation given by ANATEL in publishing the Compendium 07/2005 to also assess and collect the FUNTELL on revenues from interconnection, however, without any regulation that authorizes this collection.

This way, on December 11, 2006 the Subsidiary received 04 Assessment Notices from the Ministry of Communications related to the FUNTTEL on interconnection revenues in 2001, amounting to R$ 2,100. The legal advisors has filed administrative appeal which is still pending judgment.

In the understanding of Management and its legal advisors, the interpretation of the Ministry of Communications is against the provisions of Law . 10,052/2000 and Decree 3,737/2001, in addition to several constitutional provisions.

On October 11, 2007 the Subsidiary filed, together with the other cellular carriers, an Interlocutory Injunction to question the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was given by the Judge of the 4th Federal Court allowing the Subsidiary to calculate and pay the contribution to the FUNTTEL on the total amount of its gross operating revenue from telecommunications services, without the inclusion of the amounts of the interconnection transfers.

Therefore, in function of the aforementioned preliminary decision, the requirement to collect FUNTTEL on interconnection revenues has been suspended.

On November 29, 2007, the Subsidiary received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (year 2002) on interconnection revenues, the amount of R$750 thousand. The legal advisors has presented the administrative appeal which is still pending judgment.

Additionally, In the understanding of Management and of its legal advisors, the chances of success in these administrative proceedings are possible.

Thus, no provision was recorded for this contingency. On March 31, 2008, the total amount involved was R$6,963 (December 31, 2007 - R$7,013).

v. Other tax contingencies

The Subsidiary is party to other tax proceedings for which a provision of R$1,866 on March 31, 2008 (December 31, 2007 – R$1,895). The corresponding judicial deposits amounted to R$140 on March 31, 2008 and December 31, 2007. Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

The Subsidiary is party to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by customers and labor contingencies to proceedings filed by former Subsidiary’s employees. Based on the opinion of its legal advisors, management understands that the provision recorded of R$4,942 (December 31, 2007 – R$4,691) is sufficient to cover losses that might result from these proceedings.

(c) Possible and remote tax contingencies not provisioned

The subsidiary has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$37,651 and R$1,091 (December 31, 2007 – R$33,556 and R$5,186), respectively, for which no provision for contingencies has been recorded.

15 Shareholders’ Equity

(a) Paid-in capital stock

On March 31, 2008 and December 31, 2007, paid-in capital stock was R$84,851 and was represented by 6,702 thousand shares (December 31, 2007 – 6,702 thousand), of which 2,493 thousand are common (December 31, 2007 – 2,493 thousand) and 4,209 thousand are preferred (December 31, 2007 – 4,209 thousand), all nominative non-par shares. The Company’s authorized capital is 700,000,000 thousand shares.

On December 19, 2002, taking into account the new wording of Article 17 of Law 6,404/76, as per amendments introduced by Law 10,303/01, the Shareholders General Meeting approved amendments in the rules of payment of dividends of the Company’s preferred shares, without voting rights, and with priority in capital reimbursement, without premium, and the payment of the minimum, non-cumulative dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I – 6% (six per cent) p.y. over the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

II - right to receive the minimum mandatory dividend, according to the following criteria:

a) priority to receive minimum, non-cumulative dividends corresponding to 3% of the shareholders’ equity; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

Preferred shares will acquire voting right should the Company fails to pay minimum dividends for 3 (three) consecutive years.

(b) Reverse Share Split

In the Extraordinary Shareholders’ Meeting held on July 12, 2007 the reverse share split of the shares representing the Company’s capital stock was approved. The shares will be grouped in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type.

In Extraordinary Shareholders’ Meeting held on October 29, 2007, the change of the capital stock composition of the Company’s capital stock, in function of the above mentioned reverse share split was approved. Since then, the Company’s capital stock started to be comprised by 2,492,476 common shares and 4,209,206 preferred shares.

On October, 2007 the Company carried out auctions for the sale of 156,221 common shares and 124,977 preferred shares related to the fractions resulting from the reverse share split mentioned in Note 15 (b). The amount of sale, net of brokerage, fees and income tax, reached R$70.3660 per common share and R$25.3733 per preferred share. The amounts mentioned were made available to the respective shareholders as of October 26, 2007.

The amounts already made available to the shareholders, but not yet claimed, in the amount of R$13,947 (holding) on March 31, 2008 (December 31, 2007 – R$14,041) are recorded in current liabilities as “Reverse Share Split”.

The Extraordinary Shareholders’ Meeting held on July 04 and October 29, 2007 approved the reverse share split and the change of the shareholders’ composition of the Subsidiary’s capital stock. On October, 2007, the process for alienation of the fractions resulting from the reverse share split was started by the Bovespa. On March 31, 2008, the process was not completed. After the completion of the auctions, the Subsidiary will make available the proceeds to the respective shareholders.

(c) Dividends

The shareholders are assured a minimum dividend of 25% on the adjusted net income for each year, in accordance with the Brazilian Corporate Law and the by-Laws, being increased up to the amount necessary for payment of the priority minimum dividend on the preferred shares.

The General Extraordinary Meeting held on March 28, 2008, approved the payment of dividends in the amount of R$3,198 related to the minimum mandatory dividend of 6% on the capital stock pursuant Art. 11, I, of the By-Laws, which payment started on April 14, 2008.

16 Insurance Coverage

On March 31, 2008 and December 31, 2007, the Subsidiary had insurance coverage against fire and sundry risks for inventories, leased assets, property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved (operating risks policy).

On March 31, 2008 and December 31, 2007, the amounts at risk insured were approximately the following:

	Consolidated

	03.31.08	12.31.07

Inventories	14,373	14,373
Leased assets and property and equipment	567,192	567,192
Loss of profit	248,482	248,482

	830,047	830,047

Additionally, the Subsidiary has insurance for general civil liability and for national transportation.

17 Stock-based compensation plan

On October 5, 2000, the Board of Directors of the Company approved two long-term incentive plans, described as below:

(a) Plan A – This plan covered the key executives who were granted preferred or common shares of the Company. The bonuses will be earned and shares would be issued only to the extent that the Company achieve its performance goals determined by the Board of Directors during a five-year performance period. On March 31, 2008, all the options granted were expired.

(b) Plan B – This plan covers some of the Company and Subsidiary’s key-executives and other employees. Options granted in such plan refer to preferred shares of Company exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year, and they could be exercised up to October, 2007. The options expired in October 2007 with no exercise performed by the executives.

The Board of Directors of the Subsidiary and the Company, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover some of the Company’s key-executives and the new stock options granted remain related to the preferred shares of the Company. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. The options expired on January, 2008 without being exercised by the executives.

18 Financial Instruments (consolidated)

The Company and Subsidiary participate in transactions involving financial instruments in order to reduce the exposure to interest and currency risks. Management of these risks is conducted by definition of strategies and determination of limits of exposure.

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the Company and Subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, the Company carries out hedge transactions, through currency and interest rate swap contracts.

On March 31, 2008, the restated amount of swap contracts totaled R$149,393 (December 31, 2007 – R$153,510). The contracts mature between April 2008 and January 2009.

Gains and losses in operations arise from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. In the accumulate up to March, 2008, net losses on swap operations amounted to R$5,320 (First quarter, 2007 - R$10,876). In the same period the gain with foreign exchange variation, mainly related to the foreign denominated debt, totaled R$1,955 (First quarter, 2007 – R$8,559).

On March 31, 2008, the net amount payable relating to swap contracts amounted to R$51,561, classified as current liabilities (December 31, 2007 – R$53,264 - of which R$45,815 are recorded at long-term liabilities and R$7,449 as current liabilities).

On March 31, 2008, the Company and the Subsidiary had loans and financing in the amount of R$149,885 (December 31, 2007 - R$151,788) denominated in foreign currency, of which 100% (December 31, 2007 – 100%) were covered by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable arises from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. The Subsidiary continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Subsidiary maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On March 31, 2008, the Subsidiary had provision to cover eventual losses on accounts receivable amounted to R$44,597 (December 31, 2007 – R$42,780) - Note 6.

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company and the Subsidiary operations.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The accounting balances of financial investments on March 31, 2008 and December 31, 2007 are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of swap operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

	Consolidated

	03.31.08		12.31.07

	Book	Market	Book	Market
	value	value	value	value

Financial investments	2,945	2,945	5,619	5,619
Short Term Investments	24,961	24,961	34,953	34,953
Accounts payable – hedge operations	51,561	50,005	53,264	52,844
Loans and financing	149,885	152,213	151,788	153,911

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 18 (a)).

19 Special Purpose Entities (EPE)

The Company, together with its Subsidiary, Amazônia Celular S.A., and with related companies on March 31, 2008, Telemig Celular Participações S.A. and Telemig Celular S.A., invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive), managed by Banco Itaú S.A., which, in turn, invests in quotas of exclusive Financial Investment Funds.

The main information on Investment Fund in Quotas of Investment Funds – FIC (exclusive), is summarized as below:

	Holding		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Consolidated Portfolio
National Treasury Bonds – LTN	299,995	401,349	299,995	401,349
Financial Treasury Bonds – LFT	179,585	235,187	179,585	235,187
Notes of National Treasury – NTN	9,626	4,895	9,626	4,895
Private Risk – CDB / Others	403,614	92,997	403,614	92,997
Committed/Over/Cash Dep. Transactions	71,282	18,177	71,282	18,177
Liabilities	(57)	(78)	(57)	(78)

	964,045	752,527	964,045	752,527

% share at the end of the quarter	1.47%	1.98%	2.59%	4.64%
Participation amount	14,164	14,864	24,961	34,953

	Holding		Consolidated

	03.31.08	12.31.07	03.31.08	03.31.07

FIC result – in the quarter	23,693	16,240	23,693	16,240
Share in FIC result	381	22	1,182	935

For information purposes, the proportional consolidated balance of the short term investments considering the nature of the investments in exclusive funds, is presented in Note 5.

20 Other Information

(a) Proceeding referring to the General Law of Telecommunications

In June 2005, the Company and its Subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., for understanding, the claimants, that the defendants are part of the controlling group (through indirect interest) both of the Company and its competitor TNL PCS S.A. ("Oi"). The action aimed to prevent the defendants from exercising their voting rights in the Company and its control chain until the matter concerning the cross shareholding is resolved.

On October 16, 2006, after the taking over of its new Board, the Company presented petition in the records of the action described above, through which it waived the rights on which the referred demand was based. On June 27, 2007, the process was extinguished upon judicial confirmation of the waiver. The abatement of the action will be concluded after final decision.

21 Subsequent Events

In relevant notice published on April 03, 2008, Telemar Norte Leste S.A. disclosed the completion of the acquisition process of 1,293 thousand common shares and 3.7 thousand preferred shares issued by Tele Norte Celular Participações S.A., holding of Amazônia Celular S.A., object of the Stock Purchase Agreement entered into Telemar Norte Leste S.A. and Vivo Participações S.A. (Vivo) on December 20, 2007, corresponding to 51.86% of the common shares and 0.09% of the preferred shares and 19.34% of the total shares issued by Tele Norte Celular Participações S.A.

The total price agreed upon in the Stock Purchase Agreement, of R$128,600 thousand, corresponds to an acquisition price per common shares issued by Tele Norte Celular Participações S.A. of R$99.38, which implies in the price per share issued by Amazônia Celular S.A. of R$152.01. These amounts have already been restated by the daily interest rate of the Interbanking Deposit Certificate – CDI since 08.02.2007 up to that date. Additionally, Telemar Norte Leste S.A. acquired subscription rights to new shares to be issued by Tele Norte Celular Participações S.A. held by Vivo as provided by the CVM Instruction . 319/99 and later amendments, for the price of R$22,611 thousand.

With the implementation of the transaction provided in the Stock Purchase Agreement, Telemar Norte Leste S.A. will shortly present to the Brazilian Securities and Exchange Commission (CVM), together with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, in the quality of intermediate institution, requests for registration of the tender offers up to the totality of the common shares (OPA’s) of Tele Norte Celular Participações S.A. and Amazônia Celular S.A., outstanding in the market, in fulfillment to the provision of article 254-A of Law 6404/76 and CVM Instruction . 361/02.

The OPA of Tele Norte Celular Participações S.A. will be made for the cash price of R$79.51 per common share and the OPA of Amazonia Celular S.A. will be made for the cash price of R$121.61 per common share. The acquisition prices offered in the OPA’s correspond to 80% of the amount paid by Telemar Norte Leste S.A. to Vivo for the common shares that integrate the control block of Tele Norte Celular Participações S.A. and the implicit amount of Amazônia Celular S.A., under the provision of article 254-A of Law 6404/76.

In connection with the conclusion of the acquisition of Tele Norte Celular Participações S.A. by Telemar Norte Leste S.A., Telemar Norte Leste S.A. will also shortly submit to the approval of Bolsa de Valores do Estado de Sao Paulo S/A – BVSP (Bovespa), drafts of the Public Notices of acquisition volunteer tender offers (Volunteer OPA’s) of the preferred shares of Tele Norte Celular Participações S.A. and of Amazônia Celular S.A. The Volunteer OPA’s are intended to the acquisition of up to the totality of the preferred shares of Tele Norte Celular Participações S.A. and Amazônia Celular S.A. outstanding and they will be made for the cash price of R$33.00 per preferred share of Tele Norte Celular Participações S.A. and R$25.55 per preferred share of Amazônia Celular S.A., regardless of the class of share, whether preferred shares of class A, B, C, D or E. The launching of the Volunteer OPA’s is subject to the no occurrence of adverse material event that may affect the decision of Telemar Norte Leste S.A. to launch the Volunteer OPA’s and to the obtaining of the approval of the respective public notices by the Bovespa.

The management of Telemar Norte Leste S.A. confirmed that the launching of the Volunteer OPA’s is subject to the evolution of the general financial and capital market conditions and the no occurrence of events that substantially alter the profitability perspectives of Tele Norte Celular Participações S.A. and Amazônia Celular S.A., and, consequently, its decision to launch the Volunteer OPA’s.

The Volunteer OPA’s will not be intended to the delisting of the publicly traded company Tele Norte Celular Participações S.A. or Amazônia Celular S.A.

The management of Telemar Norte Leste S.A. will inform its shareholders and the market about the launching of the OPA’s and Volunteer OPA’s, as well as any other events that may affect their launching and supplemental ones if deemed necessary.

* * *

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

*******************

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 - DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1	Total Assets	509,739	529,211
1.01	Current Assets	160,297	158,388
1.01.01	Cash and Cash Equivalents	28,878	44,837
1.01.01.01	Cash and Cash Equivalents	3,917	9,884
1.01.01.02	Short Term Investments	24,961	34,953
1.01.02	Credits	101,586	99,449
1.01.02.01	Customers	74,974	81,296
1.01.02.02	Miscellaneous Credits	26,612	18,153
1.01.02.02.01	Income Tax and Social Contribution Recoverable	967	1,477
1.01.02.02.02	PIS/COFINS Recoverable – Law 9718/98	14,872	14,437
1.01.02.02.03	Other Taxes Recoverable	10,773	2,239
1.01.03	Inventories	11,216	9,721
1.01.04	Others	18,617	4,381
1.02	Long-Term Receivables	349,442	370,823
1.02.01	Long Term Receivables	94,971	94,175
1.02.01.01	Miscellaneous Credits	88,422	88,506
1.02.01.01.01	Deferred Income Tax	82,131	82,131
1.02.01.01.02	ICMS Recoverable	3,602	3,784
1.02.01.01.03	Income Tax and Social Contribution Recoverable	1,156	1,076
1.02.01.01.04	PIS and COFINS Recoverable – Law 9718/98	1,533	1,515
1.02.01.01.05	Other Taxes Recoverable	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	6,549	5,669
1.02.02	Permanent Assets	254,471	276,648
1.02.02.01	Investments	77	77
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	77	77
1.02.02.02	Property, Plant and Equipment	216,835	236,279
1.02.02.03	Intangible	35,246	37,850
1.02.02.04	Deferred Charges	2,313	2,442

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
2	Total Liabilities	509,739	529,211
2.01	Current Liabilities	312,518	218,083
2.01.01	Loans and Financing	149,885	80,936
2.01.02	Debentures	0	0
2.01.03	Suppliers	77,444	83,694
2.01.04	Taxes, Charges and Contributions	303	8,228
2.01.05	Dividends Payable	3,297	3,297
2.01.06	Provisions	5,330	10,620
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	76,259	31,308
2.01.08.01	Accounts Payable – Hedging Operations	51,561	7,449
2.01.08.02	Reverse Share Split	14,970	15,052
2.01.08.03	Other Liabilities	9,728	8,807
2.02	Long-Term Liabilities	72,293	191,231
2.02.01	Long Term Liabilities	72,293	191,231
2.02.01.01	Loans and Financing	0	70,852
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	30,316	30,514
2.02.01.04	Debts with Related Parties	23,396	26,076
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	18,581	63,789
2.02.01.06.01	Accounts Payable – Hedging Operations	0	45,815
2.02.01.06.02	Pension Plan – CVM 371	2,250	2,250
2.02.01.06.03	Licenses of Use Payable	13,117	12,612
2.02.01.06.04	Other Liabilities	3,214	3,112
2.02.02	Deferred Income	0	0
2.03	Minority Interests	33,090	31,768
2.04	Shareholders’ Equity	91,838	88,129
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,827	3,118
2.04.06	Advance for Future Capital Increase	0	0

07.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 31/31/2007	6 – 01/01/2007 to 03/31/2007
3.01	Gross Revenue from Sales and/or Services	276,204	276,204	201,574	201,574
3.02	Gross Revenue Deductions	(162,083)	(162,083)	(86,135)	(83,135)
3.03	Net Revenue from Sales and/or Services	114,121	114,121	115,439	115,439
3.04	Cost of Goods and/or Services Sold	(73,458)	(73,458)	(77,515)	(77,515)
3.05	Gross Profit	40,663	40,663	37,924	37,924
3.06	Operating Expenses/Revenue	(35,368)	(35,368)	(45,266)	(45,266)
3.06.01	Selling	(22,657)	(22,657)	(26,500)	(26,500)
3.06.02	General and Administrative	(19,293)	(19,293)	(11,204)	(11,204)
3.06.03	Financial	(6,229)	(6,229)	(7,562)	(7,562)
3.06.03.01	Financial Income	1,989	1,989	2,808	2,808
3.06.03.02	Financial Expenses	(8,218)	(8,218)	(10,370)	(10,370)
3.06.04	Other Operating Revenues	12,811	12,811	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	0	0	0	0
3.07	Operating Income	5,295	5,295	(7,342)	(7,342)
3.08	Non-Operating Income	49	49	(14)	(14)
3.08.01	Revenues	116	116	18	18
3.08.02	Expenses	(67)	(67)	(32)	(32)
3.09	Income Before Taxes/Profit Sharing	5,344	5,344	(7,356)	(7,356)
3.10	Provision for Income Tax and Social Contribution	(314)	(314)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 01/01/2007	6 – 01/01/2007 to 03/31/2007
3,14	Minority Interests	(1,321)	(1,321)	1,763	1,763
3.15	Net Income/Loss for the Period	3,709	3,709	(5,593)	(5,593)
	NUMBER OF SHARES, EX-TREASURY (in thousands)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE	0.55342	0.55342
	LOSS PER SHARE			(0.00002)	(0.00002)

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

     Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

* Considers interest paid.

Working Capital Variation

     Working Capital Variation = ( ∆ Current Assets – ∆ Cash & Cash Equivalents) – ( ∆ Current Liabilities – ∆ Short Term Loans and Financing - ∆ Loan Interest - ∆ Dividends)

Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

III) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

EBITDA

     EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

* Does not include profit sharing.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	44
07	01	CONSOLIDATED STATEMENT OF INCOME	46
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	48
17	01	REPORT ON THE LIMITED REVIEW	56

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.